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                                                                      EXHIBIT 16

                               RGI HOLDINGS, INC.

                                2025 FIRST AVENUE
                                    SUITE 830

                                SEATTLE, WA 98121

Bjorn Rune Gjelsten                                        Phone: (206) 464-0200
President                                                  Fax:  (206)448-0404
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                                October 13, 1999

Board of Directors of
Legend Properties, Inc.
c/o Peter J. Henn
President/CEO
3755 75h Terrace
Suite 301
Vero Beach, FL 32960

Gentlemen:

         I am pleased to make a proposal, on behalf of RGI Holdings, Inc. ("RGI") to acquire all of the outstanding shares of common stock of Legend Properties, Inc. (the "Company") not currently owned by RGI (the "Remaining Shares"). The transaction would be structured as a cash merger in which each holder of Remaining Shares would receive $0.13 per share.

         We believe that such a transaction would result in substantial benefits to the Company and the holders of the Remaining Shares and would provide the holders of the Remaining Shares with the opportunity to realize a fair and generous cash value for the shares. The offer price of $0.13 per Remaining Share represents a premium of approximately 100% over the closing sale price of the Company's common stock of $0.0625 on September 30, 1999.

         Such a transaction would permit the holders of the Remaining Shares to obtain at an attractive premium liquidity which is not normally available to them in light of the thinly traded market for the Company's common stock. Indeed, the price of $0.13 per share is higher than any sale price of the Company's common stock during the entire calendar year of 1999. We also believe that the acquisition can be structured to accommodate and promote the interests of the Company's employees and customers.

         This proposal is subject, among other things, to the following conditions:

         (1) the execution of a definitive Merger Agreement with the Company containing representations, covenants, conditions and other terms usual for transactions of this type,

         (2) approval of the transaction by a Special Committee of the Board of Directors of the Company, the Board of Directors of the Company and the Company's shareholders,

         (3) completion of all necessary governmental and regulatory filings that are required to be filed in connection with the transaction, the receipt of all applicable governmental and regulatory approvals that are required to be obtained by the parties and the expiration of any applicable waiting periods, and


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         (4) the receipt of a fairness opinion from the financial advisor to the
Special Committee stating that the proposed transaction is fair, from a financial point of view, to the holders of the Remaining Shares.

         Our advisors are in the process of preparing an Agreement and Plan of Merger relating to the transaction, which we will provide you in the near future. In addition, our proposal is not subject to either a due diligence or financing condition.

         We expect that you will desire to deliberate on this proposal through a Special Committee of disinterested directors and that such committee will desire to retain its own advisors to assist in those deliberations. We look forward to working with you and the advisors to the Special Committee to complete this transaction and trust you will give this proposal your prompt attention. We, of course, reserve the right to amend or withdraw this proposal at any time in our sole discretion.

                               Very truly yours,


                               RGI HOLDINGS. INC.


                               /s/ BJORN RUNE GJELSTEN
                               ------------------------------------------
                               Bjorn Rune Gjelsten
                               President